EXHIBIT 12.1

Mylan Inc.
Statement of Computation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
(In millions, except for ratios)	2014	2013	2012	2011	2010

Earnings before income taxes and non-controlling interest	$974.5	$747.3	$804.2	$654.6	$355.9
Add: Loss from equity affiliates	91.4	22.4	16.9	—	—
Add: Fixed charges	348.3	326.8	321.8	348.0	342.9
Total earnings	$1,414.2	$1,096.5	$1,142.9	$1,002.6	$698.8

Fixed charges:
Interest expensed	$333.2	$313.3	$308.7	$335.9	$331.5
Appropriate portion of rentals	15.1	13.5	13.1	12.1	11.4
Total fixed charges	$348.3	$326.8	$321.8	$348.0	$342.9

Ratio of earnings to fixed charges	4.06	3.36	3.55	2.88	2.04

Earnings before income taxes and non-controlling interest	$974.5	$747.3	$804.2	$654.6	$355.9
Add: Loss from equity affiliates	91.4	22.4	16.9	—	—
Add: Fixed charges and preferred stock dividends	348.3	326.8	321.8	348.0	468.1
Total earnings	$1,414.2	$1,096.5	$1,142.9	$1,002.6	$824.0

Fixed charges:
Interest expensed	$333.2	$313.3	$308.7	$335.9	$331.5
Appropriate portion of rentals	15.1	13.5	13.1	12.1	11.4
Preferred stock dividend requirement	—	—	—	—	125.2
Total fixed charges and preferred stock dividends	$348.3	$326.8	$321.8	$348.0	$468.1

Ratio of earnings to fixed charges and preferred stock dividends	4.06	3.36	3.55	2.88	1.76